SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                     FILED PURSUANT TO RULES 13-d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                         RULE13d-2(a) (AMENDMENT No. 2*)

                    Under the Securities Exchange Act of 1934

                     FIRST CHESAPEAKE FINANCIAL CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   319452 10 8
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Mark Mendelson
                               c/o Americus Centre
                               541 Hamilton Street
                          Allentown, Pennsylvania 18101
                                 (610) 433-5030
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 1997
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d [1(c), 13d-1(f) or 13d-1(g)], check the following box [ ]

Note: Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)] for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                   Page 1 of 5
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             CUSIP No. 319452 10 8     13D      Page 2 of 5 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

         Mark Mendelson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)           / /
                                                 (b)          / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*    SC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                           //
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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7      SOLE VOTING POWER NUMBER OF SHARES 3,154,333 SHARES BENEFICIALLY

8        SHARED VOTING POWER 450,000 SHARES OWNED BY EACH  REPORTING

9        SOLE DISPOSITIVE POWER 3,154,333 SHARES

10       SHARED DISPOSITIVE POWER -0- SHARES
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,604,333
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.8%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                          IN
------------------------------------------------------------------------------


Item 1.  Security and Issuer.

         This statement relates to shares of common stock, no par value, ("Common Stock") of First Chesapeake Financial Corporation (the "Company" or the "Issuer"). The principal executive offices of the Issuer are 12 E. Oregon Avenue, Philadelphia, Pennsylvania 19148.

Item 2.  Identity and Background.

        (a) Mark Mendelson is the person filing this report. Mark Mendelson may be known hereafter as the "Reporting Person".

        (b) The Reporting Person has a business address at The Americus Centre, 541 Hamilton Street, Allentown, PA 18101.


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             CUSIP No. 319452 10 8     13D      Page 3 of 5 pages


        (c) The principal occupation of Mr. Mendelson is Chairman of the Board of Directors of the Issuer. Mr. Mendelson is also Chairman and Chief Executive Officer of Hampton Financial Services, Inc. ("Hampton Financial"), a diversified financial services firm which provides financial consulting services, engages in real estate finance and development, and purchases and sells loans for its own account and for the accounts of others. He is also Chairman and Chief Executive Officer of Hampton Real Estate Group, Inc. ("Hampton Real Estate"), a diversified professional real estate brokerage, development and management firm. The principal executive office of Hampton Financial is: The Americus Centre, 541Hamilton Street, Allentown, Pennsylvania 18101. The principal executive office of Hampton Real Estate Group is: The Americus Centre, 541Hamilton Street, Allentown, Pennsylvania 18101. In addition, Mr. Mendelson is the Chief Executive Officer of Ideal Metal Stamping, Inc., a manufacturer of metal stamping products, as well as Chief Executive Officer of National Archives, Inc., a document storage company, both located at 10-12 East Oregon Avenue, Philadelphia, PA.

        (d) During the last five years, Mr. Mendelson was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Mendelson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f)  Mr. Mendelson is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

On August 15, 1997, Mr. Mendelson acquired 250,000 shares of Common Stock in a private transaction and on December 15, 1997, Mr. Mendelson acquired 625,000 shares of Common Stock in a private transaction in exchange for cancellation of a note payable to an affiliate of Mr. Mendelson with a face amount of $50,000.

On October 30, 1997, the Company issued 500,000 shares of Common Stock to Mr. Mendelson in consideration for a 50% interest in Fedeoliva International, Ltd. which Mr. Mendelson, through Hampton Financial, transferred to the Company.

As of January 1, 1998, Mark Mendelson was appointed by the Company's Board of Directors to hold an Irrevocable Voting Proxy of 450,000 shares of Common Stock dated March 9, 1994 between John E. Dell and Max E. Gray ("Irrevocable Voting Proxy"). In 1994, Mr. Dell had entered into a liquidating trust agreement whereby he granted an irrevocable proxy to vote his remaining 450,000 shares to Max E. Gray, the former President of the Company. This liquidating trust was established to, among other things, expedite the approval of the Company's licensing application under the Virginia Mortgage Lender and Broker Act.

On July 9, 1998, the Executive Compensation Committee awarded 300,000 options to purchase Common Stock under the Company's 1998 Non-Qualified Stock Option Plan to Mr. Mendelson as partial compensation for his services as Chief Executive Officer of the Company. The options have an exercise price of $0.60 per share and expire on July 9, 2003.

On August 31, 1998, the Company issued a convertible subordinated debenture in the amount of $200,000 to Mr. Mendelson in exchange for a similar reduction in amounts due to Mr. Mendelson. In November 1999, this debenture was converted in its entirety to 133,333 shares of Common Stock.


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             CUSIP No. 319452 10 8     13D      Page 4 of 5 pages


On February 5, 1999, the Company issued the following securities as compensation to Mr. Mendelson for personally guaranteeing a $1,500,000 bank loan to the
Company: (i) 50,000 shares of Common Stock; (ii) options to purchase 25,000 shares of Common Stock at an exercise price of $2.00 per share and expiring in January 2004, and (iii) options to purchase 25,000 shares of Common Stock at an exercise price of $5.00 per share and expiring in January 2004.

On November 10, 1999, the Company issued 200,000 shares of Common Stock as compensation to Mr. Mendelson for personally guaranteeing an incremental $500,000 bank loan to the Company.


Item 4.  Purpose of the Transaction.

Mr. Mendelson has acquired the Common Stock and options for investment purposes. Mr. Mendelson may, in the future, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock that he now owns, but he has not currently determined the amount, if any, or the timing of such additional transactions. On December 15, 1997, Mr. Mendelson was appointed Chairman of the Board and Chief Executive Officer of the Issuer. Other than as referred to herein, at December 31, 1999 Mr. Mendelson had no specific plans or proposals that relate to or would result in: (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (2) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (3) any change in the present Board of Directors or management of the Issuer; (4) any material change in the present capitalization or dividend policy of the Issuer; (5) any other material changes in the Issuer's corporate structure or business; (6) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person; (7) a class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or
(9) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) By virtue of his ownership of all of the outstanding voting securities of Hampton Financial, Mr. Mendelson may be deemed the indirect beneficial owner of all of Hampton Financial's shares of Common Stock, thereby giving him indirect beneficial ownership of 661,000 shares of Common Stock of the Issuer. In addition, Mr. Mendelson is the direct beneficial owner of 3,154,333 shares of Common Stock (including 550,000 shares of Common Stock issuable upon the exercise of options and 450,000 shares of Common Stock held as appointed holder of the Irrevocable Voting Proxy. Consequently, Mr. Mendelson may be deemed to beneficially own an aggregate total of 3,604,333 shares of Common Stock, or 38.8% of the Issuer's Common Stock, calculated in accordance with Rule 13d-3.

(b) Mr. Mendelson, through his ownership of all of the outstanding voting securities of Hampton, has sole voting power of 3,154,333 shares of Common Stock of the Issuer and sole dispositive power of all 3,154,333 shares of Common Stock. Mr. Mendelson has shared power to direct the vote of the 450,000 shares of Common Stock under the Irrevocable Voting Proxy.

(c) Mr. Mendelson has not effected any transactions in the securities of the Issuer during the past sixty days.

(d) No person other than Mr. Mendelson has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned of record by him.

(e)  Not applicable.



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             CUSIP No. 319452 10 8     13D      Page 5 of 5 pages


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer.

As of January 1, 1998, Mr. Mendelson was appointed by the Company's Board of Directors to hold an Irrevocable Voting Proxy of 450,000 shares of Common Stock dated March 9, 1994 between John E. Dell and Max E. Gray. In 1994, Mr. Dell had entered into a liquidating trust agreement whereby he granted an irrevocable proxy to vote his remaining 450,000 shares to Max E. Gray, the former President of the Company. This liquidating trust was established to, among other things, expedite the approval of the Company's licensing application under the Virginia Mortgage Lender and Broker Act.

Item 7.  Material to Be Filed as Exhibits.

     Exhibit 9.1 Irrevocable Voting Proxy dated March 9, 1994 between John E. Dell and Max E. Gray

         (Incorporated by reference to the correspondingly numbered exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1993 filed with the Commission on March 31, 1994.)


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      DATE: March 29, 2000


                                      By: /s/ Mark Mendelson
                                      Mark Mendelson